Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

10 August, 2007

Dear Mr Rosenberg

Re:	Form 20-F for the Fiscal Year Ended December 31, 2006
Filed 27 March 2007
File No. 001-11960

Further to your letter of 27 July 2007, please find attached our responses to the questions you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2006.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defence in any proceeding initiated by the Commissions or any person under the federal securities law of the United States.

Accounting Policies, page 101

Revenue, page 101

1.
Please explain to us how "recognising revenue conservatively as prescriptions are written" for Toprol-XL, as discussed under Results of Operations on page 56, is consistent with the accounting policy described here and with guidance included in IAS 18.  Further, clarify for us whether there are any other products that are being recognised in this manner.

In general we recognise revenue on sales of products to wholesalers upon delivery of the products to them. This is because at this point these sales meet the revenue recognition criteria in IAS 18. In making our assessment relating to revenue recognition the area in which we have to apply most judgement is assessing the impact of the wholesalers' rights to return product to us. In general we have a sufficiently good track record to be able to make an accurate estimate of returns to meet the revenue recognition criteria.

In describing our accounting policy with respect to revenue, we note on page 62 (under critical accounting policies) that when a product faces generic competition we give particular attention to the possible levels of returns and may only recognise revenue on ultimate prescribing of the product to patients.  When a product is subject to generic competition (through approval of a generic competitor by the appropriate regulatory authority), as was the case with Toprol-XL, our experience is that we usually lose the ability to estimate the levels of returns from wholesalers with the same degree of precision as we can for products still subject to patent protection.  This is because we have limited or no insight into a number of areas - the actual timing of the launch of a generic competitor following approval (for example, a generic manufacturer may or may not have produced adequate pre-launch inventory), the pricing and marketing strategy of the competitor, the take-up of the generic and (in cases where a generic manufacturer has approval to launch just one dose size in a market of several dose sizes) the likely level of switching from one dose to another.

Our accounting policy as it applies to products subject to generic competition therefore reflects the requirements of paragraph 14 (c) of IAS 18 which states that revenue shall be recognised when “the amount of the revenue can be measured reliably”.  Our approach in meeting this condition will vary from product to product depending on the specific circumstances; in the case of Toprol-XL, which faced competition from several generic manufacturers, we believed that revenue from all doses in the US could only be measured reliably on writing of the ultimate prescription (at which point the right of return is extinguished).  Accordingly, the point of delivery is the point at which the prescription has been written.

No other products in the years covered by our 2006 20-F have had, or needed to have had, their revenue recognised using this delivery point.

2.
Please clarify whether you meant to state "lesser" rather than "greater," in your discussion of the sale of intangible assets in your Critical Accounting Policies and Estimates on page 63 that states "where the contracted price for the undelivered components is equal to or greater than the fair value of that component we treat the whole of the upfront amount as being attributable to the delivered intangible assets."  If "greater" was appropriately used, please provide us in disclosure type format a revised discussion that details this accounting policy within this note.  Further, explain to us how this accounting is appropriate under the applicable IFRS and US GAAP accounting guidance.  Refer to IAS 18 and EITF 00-21.

In our discussion of the sale of intangible assets we believe we are using the word “greater” appropriately.  In framing this discussion, which we expanded in our 2006 20-F following correspondence in December 2006 and January 2007 with the SEC, we were mindful of the requirements of IAS 18 and, in particular, EITF 00-21.

The guidance in IAS 18 is limited to paragraph 13 which recognises that in some circumstances it may be necessary to apply the recognition criteria to separately identifiable components of a single transaction in order to reflect the substance of the transaction.  Therefore, in accounting for sales of intangible assets with manufacturing obligations, we refer to the guidance in paragraph 9 of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, since the body of IFRS and related Interpretations, together with the conceptual framework, do not address such transactions directly.  This is in accordance with paragraph 12 of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

To clarify the accounting policy, however, we propose to amend the wording to the following:

"Where the fair market value of the undelivered component (for example, a manufacturing agreement) exceeds the contracted price for that component we defer an appropriate element of the upfront consideration and amortise this over the performance period.  However, where the fair market value of the undelivered component is equal to or lower than the contracted price for that component we treat the whole of the upfront amount as being attributable to the delivered intangible asset and recognise that part of the revenue upon delivery.  No element of the contracted revenue related to the undelivered component is allocated to the sale of the intangible asset.  This is because the contracted revenue relating to the undelivered component is contingent on future events (such as sales) and so cannot be anticipated".

Research and development, page 101

3.
You indicate that "Regulatory and other uncertainties generally mean that such criteria are not met."  In those instances where regulatory and other uncertainties existed and you capitalized internal development, please provide us your analysis demonstrating that your capitalization of up-front and milestone payments complied with paragraphs 52 to 67 or IAS 38.

The discussion on page 101 is written so as to reflect the requirements of IAS 38 that, should certain conditions be met, internal development expenditure must be capitalised.  There have been no instances where we have capitalised internal development expenditure and we propose to revise our disclosure in future filings to emphasise that:

(a)	where regulatory or other uncertainties are such that the criteria are not met costs are not capitalised; and
(b)	this is almost invariably the case prior to approval of the drug by the relevant regulatory authorities.

Accordingly, we propose to revise our accounting policy wording as follows:

“Research expenditure is recognised in the income statement in the year in which it is incurred.

Internal development expenditure is capitalised only if it meets the recognition criteria of IAS 38 ‘Intangible Assets’. Where regulatory and other uncertainties are such that the criteria are not met the expenditure is recognised in the income statement.  This is almost invariably the case prior to approval of the drug by the relevant regulatory authority.  Where, however, the recognition criteria are met, intangible assets are capitalised and amortised on a straight-line basis over their useful economic lives from product launch. Payments to in-licence products and compounds from external third parties, generally taking the form of up-front payments and milestones, are capitalised and amortised, generally on a straight-line basis, over their useful economic lives from product launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible assets. However, lives range from three years to twenty years.

Intangible assets relating to products in development (both internally generated and externally acquired) are subject to impairment testing at each balance sheet date. All intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable.  Any impairment losses are recognised immediately in the income statement.”

Additional Information for US Investors, page 149

4.
In a disclosure-type format to be included in your financial statements, please provide us a breakout of product sales by product or major product class that is required by paragraph 37 of SFAS 131.  You appear to provide a similar disclosure that is required by paragraph 37 outside of financial statements, on page 55.

Please find enclosed our proposed illustrative disclosure.  We intend to include a similar table in the financial statements ended 31 December 2007 included with our 2007 Form 20-F.

	Year ended 31	Year ended 31	Year ended 31
	December	December	December
	2006	2005	2004
	$'m	$'m	$'m

Crestor	2,028	1,268	908
Seloken/Toprol XL	1,795	1,735	1,387
Atacand	1,110	974	879
Zestril	307	332	440
Plendil	275	360	455
Other	603	663	708
Total Cardiovascular	6,118	5,332	4,777

Seroquel	3,416	2,761	2,027
Zomig	398	352	356
Diprivan	304	369	500
Local anaesthetics	529	511	542
Other	57	66	71
Total Neuroscience	4,704	4,059	3,496

Arimidex	1,508	1,181	811
Casodex	1,206	1,123	1,012
Zoladex	1,008	1,004	917
Iressa	237	273	389
Nolvadex	89	114	134
Faslodex	186	140	99
Abraxane	18	0	0
Other	10	10	14
Total Oncology	4,262	3,845	3,376

Merrem	604	505	423
Other	73	102	116
Total Infection	677	607	539

Symbicort	1,184	1,006	797
Pulmicort	1,292	1,162	1,050
Rhinocort	360	387	361
Oxis	88	91	101
Other	227	227	274
Total Respiratory	3,151	2,873	2,583

Nexium	5,182	4,633	3,883
Losec	1,371	1,652	1,947
Other	78	70	88
Total Gastrointestinal	6,631	6,355	5,918

Other pharmaceuticals	198	232	177

Other businesses	734	647	560
TOTAL SALES	26,475	23,950	21,426

We trust these responses provide you with the information you require.  However, should you require further information or clarifications, please do not hesitate to contact myself on +44 1625 517294 in the first instance or Paul Kenyon, Group Financial Controller on +44 207 304 5059.

Yours sincerely,

/s/ Bill Hicks

Bill Hicks
Director of External Financial Reporting